Exhibit 20.1

August 14, 2012

TO OUR SHAREHOLDERS:

Thanks to your confidence in our innovative investment strategy, CNL Lifestyle Properties has built a collection of unique properties based on a lifestyle-oriented, demographically driven investment approach. Many of our properties are well-known and are iconic parts of the American lifestyle, such as the Omni Mount Washington Resort, the Elitch Gardens theme and water park, the Northstar-at-TahoeTM ski resort, and Pacific Park on the Santa Monica Pier. The baby boomer generation is entering retirement, living longer and desiring an active lifestyle, driving increased demand for senior housing communities in which we have made significant investments since early 2011.

As we announced in our 2011 annual report and our 2012 first quarter report, this is the stage in our Company’s life cycle when our Board of Directors must conduct and announce the first annual estimated valuation of our common stock on a per-share basis, to comply with Financial Industry Regulatory Authority (FINRA) rules. Please keep in mind that this estimated value is simply a snapshot in time, and is not necessarily indicative of the value we expect when we pursue strategies for a liquidity event on or before December 31, 2015.

WHAT IS THE ESTIMATED PER-SHARE VALUE AT THIS TIME AND HOW DID THE BOARD DETERMINE IT?

As of August 9, 2012, the Board determined that the estimated per-share value was $7.31. We considered a variety of sources and analyses, including analyses provided by an internationally recognized, independent valuation advisor. There are currently several accepted methods to establish a net asset value (NAV) for a non-listed REIT, and we have been actively participating within our industry to establish a common “best practice” standard. To determine our NAV, we and our independent valuation advisor used traditional appraisal methods broadly accepted by the real estate industry and methods consistent with fair value accounting guidelines. We estimated the value of each of our properties and other assets on an asset-by-asset basis, subtracted the estimated fair value of outstanding debt and other liabilities, and divided the result—the net asset value—by the total number of outstanding shares to achieve the per-share value. This first NAV has been primarily impacted by a decline in value of our golf and lodging portfolios, and our discontinued mezzanine lending program. This has resulted in large part from the economic downturn which has been reflected in all parts of the American economy. In addition, our current valuation was also impacted by the level of distributions made to shareholders. Our core lifestyle investments in ski, attractions and senior housing assets have increased in value during our ownership, offsetting some of this decline. It is important to note that the current NAV calculation does not reflect any potential additional value of aggregating our large and diversified portfolio of lifestyle-related assets. These types of premiums are often obtained upon the sale of portfolios of like assets, but, of course, are not assured.

WHAT DOES THIS ESTIMATED SHARE VALUE MEAN TO YOU?

Because the estimated value per share is lower than the offering price, as of August 9, 2012, you will see a decrease in your account value on your next statement. If you participate in our dividend reinvestment plan, the shares will now be offered at a five percent discount from the current estimated per-share value of our common stock. Additionally, the Board authorized an increase in the amount of redemptions per quarter from $1.75 million to $3.0 million, effective the third quarter of 2012.

AN UPDATE ON QUARTERLY DISTRIBUTIONS

As of this date and for the first time since our inception, we have fully invested the proceeds from our common stock and senior unsecured note offerings. As we have communicated previously, upon reaching that milestone, our Board would evaluate the cash flows expected from our portfolio going forward, in keeping with our intention to be good stewards of your investment and to return to you a sustainable level of distributions over the long-term. Based on their extensive analysis and given the impact of a continued fragile domestic economy, and to ensure we retain sufficient capital to continuously reinvest in and improve our properties, the Board has decided to decrease the quarterly distribution to $0.10625 per share, effective the third quarter of 2012. This represents an annual yield of 5.81 percent on our estimated per-share value of $7.31 and 4.25 percent on the original offering price of $10.00 per share. The Board will continue to evaluate the distribution rate going forward and will make adjustments, as necessary, based on current and projected portfolio and Company performance.	Please visit www.CNLLifestyleREIT.com to view a video message about our first valuation.

MAXIMIZING BOTH INCOME AND VALUE FROM THE PORTFOLIO

As you know, CNL Lifestyle Properties is a long-term investment designed with the goal of returning steady income to you, our shareholders. And while there is risk inherent in all investments, we believe that despite the new lower estimated per-share value at this time, the return on your investment remains quite attractive among income-producing investments. We are as committed as ever to optimizing and driving results from our portfolio. We have divested and will continue to divest properties that we do not believe are a good long-term fit. We have also made strategic operator changes we believe to be advantageous. We have made, and will continue to make, thoughtful additions to the portfolio. We will continue to seek to maximize both income and value over the long-term holding period of your investment. The recent broader economic challenges have been longer and deeper than those in recent decades, but on average, our properties have successfully weathered multiple downturns over the years, and we believe that the fundamentals of our portfolio will drive CNL Lifestyle Properties’ performance in the coming years.

LOOKING FORWARD

Again, we thank you for your confidence and investment in CNL Lifestyle Properties. We affirm our commitment to you, our shareholders, to lead the Company to maturity and a successful liquidity event as CNL has done with three previous offerings—more than any other sponsor of non-listed REITs—by remaining true to our conservative approach and active management. We intend to update the estimated value per-share on an annual basis, and will continue to explore options for the best possible opportunities to provide liquidity to our shareholders as we approach December 31, 2015.	If you have further questions, please contact CNL Client Services at 866-650-0650.

We sincerely hope that this letter addresses many of the questions you may have about our first valuation and our estimated per-share value at this time. We have also prepared a video message about this valuation. We encourage you to visit www.CNLLifestyleREIT.com to view the video and to review other information about your investment and the Company. Should you have further questions, please contact CNL Client Services at 866-650-0650.

Best regards,

/s/ James M. Seneff, Jr.	/s/ Stephen H. Mauldin
James M. Seneff, Jr.	Stephen H. Mauldin
Chairman of the Board	President and Chief Executive Officer

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements in this document may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). CNL Lifestyle Properties, Inc. (referred to as “we,” “our,” or “us” includes CNL Lifestyle Properties, Inc. and each of its subsidiaries) intends that all such forward-looking statements be covered by the safe-harbor provisions for forward-looking statements of Section 27A of the Securities Act and Section 21E of the Exchange Act, as applicable. All statements, other than statements that relate solely to historical facts, including, among others, statements regarding our future financial position, business strategy, projected levels of growth, projected costs and projected financing needs, are forward-looking statements. Those statements include statements regarding the intent, belief or current expectations of the management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “excepts,” “plans,” “intends,” “should,” “continues,” “pro forma” or similar expressions. Forward-looking statements are not guarantees of future performance and actual results may differ materially from those contemplated by such forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to, the factors detailed in the Annual Report on Form 10-K for the year ended December 31, 2011, and our Quarterly Financial Report on Form 10-Q for the quarter ended June 30, 2012 and other documents filed from time to time with the United States Securities and Exchange Commission. Many of these factors are beyond our ability to control or predict. Such factors include, but are not limited to: the global impact of the current credit crisis in the U.S. and Europe; changes in general economic conditions in the U.S. or globally (including financial market fluctuations); risks associated with our investment strategy; risk associated with the real estate markets in which we invest; risks of doing business internationally, including currency risks; risks associated with the use of debt to finance our business activities, including refinancing and interest rate risk and our failure to comply with our debt covenants; our failure to obtain, renew or extend necessary financing or to access the debt or equity markets; competition for properties and/or tenants in the markets in which we engage in business; the impact of current and future environmental, zoning and other governmental regulations affecting our properties; the impact of regulations requiring periodic valuation of the Company on a per share basis; our ability to make necessary improvements to properties on a timely or cost-efficient basis; risks related to development projects or acquired property value-add conversions, if applicable (including construction delays, cost overruns, our inability to obtain necessary permits and/or public opposition to these activities); defaults on or non-renewal of leases by tenants; failure to lease properties at all or on favorable rents and terms; unknown liabilities in connection with acquired properties or liabilities caused by managers or operators; our failure to successfully manage growth or integrate acquired properties and operations; material adverse actions or omissions by any joint venture partners; increases in operating costs and other expense items and costs, uninsured losses or losses in excess of our insurance coverage; the impact of outstanding or potential litigation; risks associated with our tax structuring; our failure to qualify and maintain our status as a real estate investment trust and our ability to protect our intellectual property and the value of our brands. Management believes these forward-looking statements are reasonable; however, such statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and we may not be able to realize them. Investors are cautioned not to place undue reliance on any forward-looking statements which are based on current expectations. All written and oral forward-looking statements attributable to us or persons acting on our behalf are qualified in their entirety by these cautionary statements. Further, forward-looking statements speak only as of the date they are made and we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time unless otherwise required by law.